RESOLVED:     That the first sentence of Section 1 of
              Article I of the Bylaws of the Italy Fund, entitled STOCKHOLDERS, be amended to read as follows:

                " The Year 2001 annual meeting of the
                stockholders of The Italy Fund Inc. (the
                "Corporation") shall be held in the fourth quarter of 2001; and thereafter on a date fixed from time to time by the Board of Directors within the thirty-one (31) day period ending four (4) months after the end of the Corporation's fiscal year."